

June 27, 2023

Sudhin Shahani
Chief Executive Officer
SURF AIR MOBILITY INC.
12111 S. Crenshaw Blvd.
Hawthorne, CA 90250

> **Re: SURF AIR MOBILITY INC.**
> **Amendment No. 1 to Registration Statement on Forms S-1 and S-4**
> **Filed June 22, 2023**
> **File No. 333-272403**

Dear Sudhin Shahani:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2023 letter.

Amendment No.1 to Registration Statement on Forms S-1 and S-4

Background of the Southern Acquisition, page 84

1. We note your revised disclosure in response to prior comment 1 and reissue the comment. Please revise to quantify Southern's revenue in 2019. Also quantify the revenue growth reflected in Southern's projected 2020 revenue and describe related material assumptions.

Principal and Registered Stockholders, page S-9

2. Footnote 8 to the Principal and Registered Stockholders table indicates that this registration statement is intended to cover the resale of of shares that have not yet been issued and will not be issued until the direct listing occurs or thereafter, including

       1,300,000 shares to be issued to GEM in connection with the Initial GEM Issuance under the Share Subscription Facility, as amended, and 1,000,000 shares to be issued in connection with the GEM Purchase under the GEM Purchase Agreement. For each issuance, please provide a detailed legal analysis explaining why you believe it is appropriate to register the resale of those shares pursuant to this registration statement. In formulating your response, please consider Questions 139.06 and 139.13 of our Securities Act Sections Compliance and Disclosure Interpretations.

       You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Robert Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Mitchell Austin, Staff Attorney, at 202-551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeeho Lee, Esq.